Exhibit 12

RPM

RATIO OF EARNINGS TO FIXED CHARGES

Periods Ended May 31, 2013 through May 31, 2018

	Year Ended May 31,
	2018	2017	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges 1	4.31	3.08	5.36	5.29	5.34	2.86

1 Calculated as follows	(income before income taxes) + (fixed charges)
(fixed charges)

Fixed charges consist of interest expense, amortized expenses related to debt and an estimate of the interest portion of rental expense.

	Year Ended May 31,
(All numbers in thousands)	2018	2017	2016	2015	2014	2013
Income before income tax	417,048	244,333	483,466	453,253	424,487	176,891
Fixed charges	125,979	117,387	110,851	105,549	97,918	95,346
Total	543,027	361,720	594,317	558,802	522,405	272,237